DEWEY BALLANTINE LLP

1301 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10019-6092

TEL 212 259-8000 FAX 212 259-6333

Penny A. Dentinger
To Call Writer Directly:
212-259-7038

FOIA CONFIDENTIAL

TREATMENT REQUEST

April 5, 2007

VIA HAND DELIVERY

The Secretary

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Michele Anderson

Ms. Cheryl Grant

Mr. Kyle Moffatt

Mr. Dean Suehiro

Re:	Citadel Broadcasting Corporation

Amendment No. 2 to Registration Statement on Form S-4

filed on April 5, 2007

File No. 333-139577

Dear Ladies and Gentlemen:

We are acting as counsel to The Walt Disney Company, a Delaware corporation (“Disney”), and ABC Radio Holdings, Inc., a Delaware corporation (“ABC Radio Holdings”), in connection with the registration statement on Form S-4 (the “Registration Statement”) of Citadel Broadcasting Corporation (“Citadel”) filed with the Securities and Exchange Commission (the “Commission”) on December 21, 2006, as amended on each of February 14, 2007 and April 5, 2007 (“Amendment No. 2”), of which Disney’s information statement to its stockholders forms a part. The Registration Statement relates to, among other things, the merger of a subsidiary of Disney – ABC Radio Holdings – with a subsidiary of Citadel.

On February 14, 2007, on behalf of Citadel and at the request of Disney, counsel for Citadel provided to the Staff of the Division of Corporation Finance of the Commission (the “Staff”) on a supplemental basis material requested by the Staff (the “Materials”) in Comment 18 of its initial letter to Citadel dated January 19, 2007 relating to the Staff’s review of the

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DEWEY BALLANTINE LLP

Securities and Exchange Commission

April 5, 2007

Registration Statement. Similarly, counsel for Citadel requested confidential treatment for the Materials in a letter dated February 14, 2007 and later submitted that letter and the Materials as correspondence by EDGAR at the request of the Staff on April 5, 2007.

On behalf of Disney and ABC Radio Holdings, we hereby supplementally provide to the Staff an update to the Materials which reflect modified rankings released since the date of the prior disclosure (the “Updated Materials”). We have consequently revised the disclosure on page 45 of Amendment No. 2 in accordance with the Updated Materials.

SUPPLEMENTAL MATERIALS

On behalf of Disney and ABC Radio Holdings, we are providing herewith to the Staff copies of the Updated Materials that support the third party statements referenced in the second paragraph of the subsection entitled “Information on the ABC Radio Business—The ABC Radio Network Business” on page 45 of the information statement/prospectus contained in Amendment No. 2 as filed with the Commission on April 5, 2007. The Updated Materials, which are identified by the numbers that follow in parentheses, consist of (a) one hand-marked copy of page 45 of the information statement/prospectus (CBC0000005), and (b) two hand-marked copies of Radar® reports from Arbitron Inc: (1) Radar® 92 Networks and Codes (CBC0000006) and (2) Radar® 92 - March 2007 Programs Rankings Report - Audiences to Commercials Within Programs (CBC0000007).

The two reports included in the Updated Materials are industry research that is available on a subscription basis from Arbitron Inc. and none of this information was prepared specifically for this filing. Pursuant to the subscription agreement between Arbitron Inc. and ABC Radio Network, Inc., the Updated Materials provided to ABC Radio Network, Inc. must remain confidential.

SUPPLEMENTAL MATERIALS; CONFIDENTIAL TREATMENT

Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 418 of the Securities Act of 1933, as amended (the “Securities Act”), we are providing the Updated Materials to the Staff on a confidential, supplemental basis only and the Updated Materials are not to be filed with or deemed to be part of the Registration Statement or the information statement/prospectus which is a part thereof, including any amendments thereto. Also pursuant to Rule 12b-4 of the Exchange Act and Rule 418 of the Securities Act, we hereby request that the Updated Materials be returned to the undersigned promptly following completion of the Staff’s review of the Updated Materials. Please call the undersigned when you have completed your review, and we will arrange to have the Updated Materials picked up from you. We respectfully reserve the right to have the Updated Materials returned to us at an earlier date.

DEWEY BALLANTINE LLP

Securities and Exchange Commission

April 5, 2007

Pursuant to the provisions of Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83) (“Rule 83”), we respectfully request confidential treatment of the Updated Materials under the Freedom of Information Act (the “FOIA”) (5 U.S.C. § 552). We also hereby request, pursuant to the FOIA and applicable rules of the Commission, that the Updated Materials, this letter and any memoranda, notes or other writings of any sort whatsoever that are or have been made by any employee of the Commission (or of any other government agency) that incorporate, include or relate to any of the matters (i) contained in the Updated Materials or (ii) in connection with any conference, meeting, telephone conversation or interview between (a) employees, representatives, agents and/or counsel of Disney and/or Citadel and (b) employees of the Commission (or any other government agency) that may occur be maintained in confidence and not be made a part of any public writing and not be disclosed to any person.

We believe that the Updated Materials contain information that is covered by one or more exemptions in the FOIA. In particular, 17 C.F.R. § 200.80(b)(4) exempts disclosure of commercial or financial information that is privileged or confidential. The Updated Materials, as well as this letter, any Staff memoranda, notes of conversations, or other materials relating thereto contain privileged and confidential commercial and financial information that is protected from public disclosure pursuant to this exemption.

If any person (including, but not limited to, any government employee who is not an employee of the Commission) requests an opportunity to inspect or copy the materials referred to herein, we specifically request that we and Disney be: (i) promptly notified of any such request; (ii) furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any Commission determination with respect to such request); and (iii) given sufficient advance notice of any intended release so that Disney and its counsel or Citadel and its counsel, as the case may be, if deemed necessary or appropriate, may pursue any available remedies. If the Commission is not satisfied that the Updated Materials are exempt from disclosure pursuant to the FOIA and the applicable rules of the Commission, we hereby request an opportunity to be heard on such matter.

Pursuant to Rule 83, a copy of this request (but not the Updated Materials) is also being delivered to the Freedom of Information Act Officer of the Commission.

DEWEY BALLANTINE LLP

Securities and Exchange Commission

April 5, 2007

The address of The Walt Disney Company and ABC Radio Holdings, Inc. is 500 South Buena Vista Street, Burbank, California 91521, Attention: Matthew L. McGinnis.

All inquiries, comments, notices and orders with respect to this letter, should be directed to the undersigned or M. Adel Aslani-Far of Dewey Ballantine LLP at (212) 259-7606.

Thank you for your assistance in this matter.

Very truly yours,

/s/ Penny A. Dentinger
Penny A. Dentinger

Encl.

cc:	Office of Freedom of Information and Privacy Act Operations (w/o encl.)

Securities and Exchange Commission, Operations Center

6432 General Green Way, Alexandria, VA 22312-2413

Via Facsimile: (202) 772-9337

Alan N. Braverman, Esq., The Walt Disney Company

Matthew L. McGinnis, Esq., The Walt Disney Company

Morton A. Pierce, Esq., Dewey Ballantine LLP

M. Adel Aslani-Far, Esq., Dewey Ballantine LLP

Jacquelyn J. Orr, Esq., Citadel Broadcasting Corporation

Andrew E. Nagel, Esq., Kirkland & Ellis LLP

CONFIDENTIAL TREATMENT

Requested; File 333-139577

CBC0000005

Below is page 45 of the information statement/prospectus contained in Citadel Broadcasting Corporation’s registration statement on Form S-4 as filed with the SEC on April 5, 2007.

INFORMATION ON THE ABC RADIO BUSINESS

The ABC Radio Business is the third largest radio broadcasting business in the United States, based on net broadcasting revenue, and includes the ABC Radio Stations business and ABC Radio Network business. For the fiscal year ended September 30, 2006, the ABC Radio Business had approximately $539 million in net revenue and approximately $78 million in net income, without giving effect to the transactions.

Description of the Business

The ABC Radio Network Business

The ABC Radio Network business is a leading radio network syndicator in the United States with approximately 4,000 station affiliates, 8,500 program affiliations and an estimated 100 million listeners each week. The ABC Radio Network business is among the three largest radio networks in the United States in terms of market share, along with Westwood One, which is managed by CBS Radio, the owner of the second largest radio group, and Premiere Radio Networks, which is owned by Clear Channel Communications, which also holds the nation’s largest radio station group. Each of these three competitors accounts for approximately 30 percent of the network market in terms of market share, with smaller networks comprising the remainder.

Disney believes that the ABC Radio Network business’ programming appeals to a broad audience. The ABC Radio Network business has a strong slate of on-air talent with 8 of the top 10 and 15 of the top 25 NOTE 1 programs in network radio according to RADAR® 92, March 2007 (Audiences to Commercials Within Programs). ABC Radio Network syndicated programming features popular personalities including Paul Harvey, Sean Hannity, Tom Joyner and Michael Baisden. Disney believes that this strong slate of personalities increases the ABC Radio Network business’ attractiveness to affiliates and the value of the embedded advertising inventory. The ABC Radio Network business also offers proprietary content, including ABC News, a leading product in radio news, 12 24-hour music formats and targeted programming for urban and Hispanic formatted stations, enabling affiliates to meet their programming needs on a cost-effective basis. In general, the ABC Radio Network business distributes its proprietary content on a non-exclusive basis to several stations in a market on both a branded and non-branded basis. The syndicated content, as well as the 24-hour formats, are generally offered on an exclusive basis to one station in a market. In certain cases, the ABC Radio Network business compensates its affiliates in major markets for carrying specific programming in order to ensure that such programming has the desired national coverage or to maintain a desired commercial inventory level.

The ABC Radio Network business generates substantially all of its revenue from the sale of advertising time accumulated from its affiliate stations. In exchange for the right to broadcast ABC Radio Network programming, its affiliates remit a portion of their advertising time which is then aggregated into packages focused on specific demographic groups and sold by the ABC Radio Network business to its advertiser clients who want to reach the listeners who comprise those demographic groups. The ABC Radio Network business has 14 targeted advertising networks (RADAR® Networks), which offer advertisers the opportunity to efficiently reach a variety of demographic groups on a national basis. The network also generates advertising revenue by embedding a defined number of advertising units in its syndicated programs which it sells to advertisers at premium prices. Since the ABC Radio Network business generally sells its advertising time on a national basis rather than station by station, the network generally does not compete for advertising dollars with its radio station affiliates.

The ABC Radio Stations Business

The ABC Radio Stations business consists of 22 owned and operated radio stations, of which 8 are AM radio stations and 14 are FM radio stations. The 8 AM stations carry news/talk formats, and the 14 FM stations carry various music formats, including adult contemporary, classic rock and country. The ABC Radio Stations are in 9 of the top 16 designated market areas as defined by Arbitron: New York, New York (1), Los Angeles, California (2), Chicago, Illinois (3), San Francisco, California (4), Dallas-Ft. Worth, Texas (5), Washington, D.C. (8), Atlanta, Georgia (9), Detroit, Michigan (10) and Minneapolis-St. Paul, Minnesota (16). The ABC Radio Stations business reaches an estimated 13 million people per week.

45

Note 1:	See ”Radar® 92—March 2007 Program Rankings Report” (CBC0000007) and “Radar® 92 Networks and Codes” (CBC0000006).

CONFIDENTIAL TREATMENT

Requested; File 333-139577

CBC0000006

Network	3-Letter Code	2-Letter Code	Note1
ABC Advantage	A-A	AA
ABC Daytime Direction	ADD	AD
ABC Female Connection	AFC	FC
ABC FM Connection	AGN	AN
ABC Hispanic Advantage	AHA	AH
ABC Hot FM	A-F	AF
ABC Information	APL	AL
ABC Morning News	AMR	AR
ABC Music	AGX	AG
ABC News/Talk	AMB	AM
ABC Prime Access	APA	PA
ABC Prime Reach	APR	AP
ABC Select Market	AAS	AS
ABC Urban Advantage	AUA	UN
ABC Young Adult	A-Y	AX
American Urban Pinnacle	AUP	AE
American Urban Renaissance	AUR	AU
American Urban STRZ Wknd Ent	STZ	ST
CMN Prestige	CMP	CP
Dial Global Complete FM	DGF	DF
Dial Global Contemporary	DGC	DC
Dial Global Digital 24/7 Formats	DGD	DD
Dial Global News & Information	DGN	DN
Jones MediaAmerica TWC	JWC	JW
Premiere Diamond	PDM	PN
Premiere Diamond Plus	PLD	LD
Premiere Emerald	PEM	EP
Premiere Emerald Plus	PLE	LE
Premiere Evening Adult	PEA	EA
Premiere Evening Youth	PEY	EY
Premiere Female Focus	PFF	FF
Premiere FOX News	PFN	FN
Premiere Male Focus	PFC	PF
Premiere Mediabase Female	PMB	MB
Premiere Morning Drive	PAD	PD
Premiere Pearl	PPL	LP
Premiere Pearl Plus	PLP	PL
Premiere Ruby	PRP	RP
Premiere Sapphire	PSP	SP
Premiere Sapphire Plus	PLS	LS
Premiere Urban	PUA	UP
Westwood CBS News Day	WCP	CN
Westwood CBS News	WCM	CM
Westwood CBS News Weekend	WCW	CW
Westwood FM Day	WPF	WP
Westwood FM Weekday	WPM	WM
Westwood FM Weekend	WWS	WW
Westwood Traffic I Sponsorship	WT1	WV
Westwood Traffic II Sponsorship	WT2	WB
Westwood WFM Day	WNL	NL
Westwood WFM Weekday	WNM	NM
Westwood WFM Weekend	WCF	CF
Westwood WON I	WS1	W1
Westwood WON II	WS2	W2
Westwood WON III	WS3	W3

Note 1:	Codes used in “Radar® 92—March 2007 Program Rankings Report” (CBC 0000007).

CONFIDENTIAL TREATMENT

Requested; File 333-139577

CBC0000007

RADAR® 92 – March 2007 Program Rankings Report

Audiences to Commercials Within Programs

Program Set… Top 25 Programs

Type of Data… Program Quarter-Hour: Average per Broadcast

Daypart… Monday-Sunday 6A - 12M

Sex/Age Category… Persons 12+

Population Estimate… 250,724 (000)

Rank Net Days Program Aud (000) Rtg (%)

THIS CHART HAS BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83 OF THE RULES OF PRACTICE OF THE SECURITIES AND EXCHANGE COMMISSION (7 C.F.R. § 200.83) AND THE FREEDOM OF INFORMATION ACT (5 U.S.C. § 552), AND THE OMITTED MATERIAL HAS BEEN SEPARATELY PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION.